Nasdaq Regulation



Joe Cusick
Vice President
Head of Market Surveillance

September 22, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 19, 2025, The Nasdaq Stock Market (the "Exchange") received from ETF Opportunities Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Golden Eagle Dynamic Hypergrowth ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

